SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Cooker Restaurant Corp

(Name of Issuer)

Common Stock, Par Value $.002 Per Share

(Title of Class of Securities)

216284208

(CUSIP Number)

Margaret Wyrwas

Knight Securities, L.P.

525 Washington Blvd., 23rd Fl.

Jersey City, New Jersey 07310

(201) 222-9400

With a copy to:

Len Amoruso, Esq.

Knight Securities, L.P.

525 Washington Blvd.

Jersey City, New Jersey

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 216284208

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Knight Equity Markets, L.P., Formerly Knight Securities, L.P.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,521,390 8. Shared Voting Power 0 9. Sole Dispositive Power 1,521,390 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,521,390

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 23.47%

14.	Type of Reporting Person BD

Item 1.	Security and Issuer.

This Statement relates to common stock, par value of $.002 per share (the “Shares”), of Cooker Restaurant Corp. a Delaware corporation (“CGRTQ”). The address of the principal executive offices of CGRTQ is 5500 Village Boulevard, West Palm Beach, Florida 33407.

Item 2.	Identity and Background.

This Statement is filed on behalf of Knight Equity Markets, L.P. “Knight”). Knight, a Delaware limited partnership, is a market maker in Nasdaq and OTC securities with its principal office and business at 525 Washington Blvd., Jersey City, New Jersey 07310.

During the last five years, to the best knowledge of the Filing Party, neither Knight nor any of its respective executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, to the best knowledge of the Filing Party, neither Knight nor any of its respective executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws except for the following action: SEC Administrative Proceeding File #: 3-10839.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares to which this Statement relates were directly acquired by Knight. Knight used approximately $3,042.78 of working capital to finance the purchase of the stock of CGRTQ.

Item 4.	Purpose of Transaction.

Knight acquires the securities referred to in this filing in accordance with its ordinary business operations. Knight has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) and (b). As of December 8, 2003 Knight owned 1,521,390 Shares, or approximately 23.47 percent of the outstanding Shares. Such percentage amount is based upon the number of Shares issued and outstanding as of August 20, 2002, as described in CGRTQ’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002. Knight has the sole power to vote, or to direct the vote, and sole power to dispose, or to direct the disposition, of the Shares to which this Statement relates.

(c) In the 60 days prior to the date of filing of this Statement, none of the Filing Parties nor, to the best knowledge of the Filing Parties, any of their respective directors and executive officers has effected any transactions in the Shares, except as disclosed in this Statement.

(d) No other person is known by the Filing Parties to have the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares to which this Statement relates.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable

Item 7.	Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    December 8, 2003

Knight Equity Markets, L.P.

By:	/S/ LEONARD J. AMORUSO
	Name:	Leonard J. Amoruso
	Title:	Senior Vice President, Chief Legal Officer, and Chief Compliance Officer